Exhibit 7.1

Celanese AG

Computation of Ratio of Earnings to Fixed Charges

(In millions, except ratios)

	Years ended December 31,
	2002	2001	2000	1999	1998
Earnings:
Earnings (loss) before income tax, minority interests,
discontinued operations and extraordinary expense	€166	€(490)	€142	€(558)	€95
Add -
Fixed charges as computed on bottom half of table	80	103	107	143	157
Amortization of capitalized interest	11	10	9	8	9
Affiliate dividends	69	21	13	15	9

Deduct -
Affiliate Income	(23)	(15)	(26)	(11)	(16)
Capitalized interest	(6)	(4)	(13)	(13)	(8)

Earnings as defined	€297	€(375)	€232	€(416)	€246

Fixed charges:
Interest and debt expense	€59	€80	€74	€108	€130
Capitalized interest	6	4	13	13	8
Interest factor of rentals(a)	15	19	20	22	19

Fixed charges as defined	€80	€103	€107	€143	€157

Ratio of earnings to fixed charges	3.7	**	2.2	*	1.6

* Calculation of the ratio results in an amount that is less than one. The amount of the earnings deficiency for the year ended December 31, 1999 was €559, which includes a special charge of €538 associated primarily with product liability reserves and restructuring costs. Excluding these charges, the Ratio of Earnings to Fixed Charges would have been 0.9.

** Calculation of the ratio results in an amount that is less than one. The amount of the earnings deficiency for the year ended December 31, 2001 was €478, which includes a special charge of €496 associated primarily with asset impairment and restructuring costs. Excluding these charges, the Ratio of Earnings to Fixed Charges would have been 1.2.

(a) Represents one-third of rent expense, which is deemed to be representative of the interest factor of operating leases.